Exhibit 16.1

BDO Seidman, LLP Accountants and Consultants	1900 Avenue of the Stars, 11th Floor Los Angeles, California 90067 Telephone: (310) 557-0300 Fax: (310) 557-1777

August 22, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on August 15, 2007, to be filed by our former client, Interlink Electronics, Inc. We agree with the statements made in paragraphs 1, 2, 4 and 5 in response to that Item insofar as they relate to our Firm. We do not have any basis to comment on the other paragraphs in Item 4.01.

Very truly yours,